6. Special Meeting of Shareholders

A special meeting of shareholders of the Fund was held on June 30, 2016 (the “Shareholder Meeting”). The purpose of the Shareholder Meeting was to vote on the proposal to approve a new investment advisory agreement with AssetMark.

Proposal: To approve a new investment advisory agreement with AssetMark

Fund
For
Against
Abstain
Savos Dynamic Hedging Fund
10,813,674
517,132
740,788

# 2998774  v. 1

# 2998774  v. 1